Bank of America Corporate Center
100 North Tryon Street
Suite 4000
Charlotte, NC 28202-4025
+1 704 339 3100 Main
+1 704 339 3101 Fax
www.dechert.com

FREDERICK H. SHERLEY

frederick.sherley@dechert.com
+1 704 339 3151 Direct
+1 704 339 3101 Fax

October 23, 2009

VIA EDGAR

Filing Desk
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, DC 20549

Re:	HSBC Investor Funds (“Registrant”)
File Nos. 033-07647 and 811-04782
Post-Effective Amendment No. 116 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Electronically transmitted for filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), is Post-Effective Amendment No. 116 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 117 to the Registration Statement under the Investment Company Act of 1940, as amended. Post-Effective Amendment No. 116 is being filed to (i) implement the Funds’ compliance with the disclosure requirements adopted by the Securities and Exchange Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009), and (ii) introduce certain changes with respect to the Funds to the Registrant’s Registration Statement. Post-Effective Amendment No. 116 does not affect the currently effective prospectuses and statement of additional information for other series and classes of the Registrant’s shares.

No fee is required in connection with this filing. Please direct any questions concerning the filing to me at 704.339.3151.

Very truly yours,

/s/ Frederick H. Sherley

Frederick H. Sherley

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